Filed by North Mountain Merger Corp. and Corcentric, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: North Mountain Merger Corp.
Commission File No. 001-39523
Date: June 3, 2022

Corcentric to Present at the William Blair Growth Stock Conference

CHERRY HILL, NJ, June 3, 2022 – Corcentric, a leading global provider of payments, procurement, accounts payable, and accounts receivable solutions to enterprise and middle-market companies, today announced that its Founder, CEO, and Chairman Doug W. Clark, President and COO Matt Clark, and CFO Tom Sabol will present at the William Blair Growth Stock Conference.

Corcentric's presentation is scheduled for Monday, June 6, 2022 at 2:40 p.m. CDT (3:40 p.m. EDT). Management will also be available for one-on-one and small group meetings with investors. A live webcast of the presentation will be available on Corcentric's investor relations website at https://www.corcentric.com/investor-relations/. A replay of the webcast will also be available via the same link for a limited time.

As a reminder, in December 2021 Corcentric announced its plans to become a publicly-listed company through a business combination with North Mountain Merger Corp. (NASDAQ: NMMC) (“NMMC” or “North Mountain”), a publicly traded special purpose acquisition company.

Transaction Overview
As previously announced on December 10, 2021, Corcentric and North Mountain announced that they have entered into a definitive agreement to consummate a business combination (the “Transaction”). Upon the closing of the Transaction, the combined entity (the “Company”) will be named Corcentric Inc. and will become a publicly traded company. The Company’s common stock is expected to be listed on the Nasdaq Global Market.

The Transaction has been unanimously approved by the Board of Directors of Corcentric and the Board of Directors of North Mountain and is expected to close in the third quarter of 2022, subject to the satisfaction of customary closing conditions, including the receipt of requisite regulatory approvals and the approval of the shareholders of North Mountain.

About Corcentric
Corcentric is a leading global provider of payments, procurement, accounts payable, and accounts receivable solutions to enterprise and middle-market companies. Corcentric delivers software, advisory services, and payments focused on reducing costs, optimizing working capital, and unlocking revenue. To learn more, please visit www.corcentric.com.

About North Mountain Merger Corp.
North Mountain Merger Corp. is a special purpose acquisition company (or SPAC) which raised $132.25 million in its IPO in September 2020 and is listed on the Nasdaq Capital Market (NASDAQ: NMMC). North Mountain Merger Corp. was founded to pursue an initial business combination, with a specific focus on businesses in the financial technology segment of the broader financial services industry. For more information, please visit www.northmountainmerger.com.

Forward-Looking Statements
Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the transaction among North Mountain Merger Corp. (“North Mountain”), North Mountain Merger Sub Inc., North Mountain Merger Sub II and Corcentric, Inc. (“Corcentric”), the estimated or anticipated future results and benefits of the combined company following the transaction, including the likelihood and ability of the parties to successfully consummate the transaction, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of North Mountain’s and Corcentric’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of North Mountain and Corcentric. These statements are subject to a number of risks and uncertainties regarding Corcentric’s businesses and the transaction, and actual results may differ materially. These risks and uncertainties include, but are not limited to, ability to meet the closing conditions to the transaction, including approval by stockholders of North Mountain and Corcentric on the expected terms and schedule and the risk that regulatory approvals required for the transaction are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the transaction; failure to realize the benefits expected from the proposed transaction; a decline in the price of our securities following the transaction if it fails to meet the expectations of investors or securities analysts; the amount of redemption requests made by North Mountain’s public stockholders; the ability of North Mountain or the combined company to issue equity or equity-linked securities in connection with the transaction or in the future; the effects of pending and future legislation; risks related to disruption of management time from ongoing business operations due to the proposed transaction; business disruption following the transaction; risks related to the impact of the COVID-19 pandemic on the financial condition and results of operations of North Mountain and Corcentric; risks related to North Mountain’s or Corcentric’s indebtedness; other consequences associated with mergers, acquisitions, and divestitures and legislative and regulatory actions and reforms; Corcentric’s ability to maintain its current rate of growth; adjusting Corcentric’s cost structure to quickly reflect changes in revenues; maintenance and renewal of customer contracts and subscriptions; competition in the software and payments solutions industries; Corcentric’s ability to raise additional capital; reliance on Corcentric’s relationships with service providers and suppliers; the successful integration of potential targets, products, or technologies; Corcentric’s ability to improve its operational, financial, and management controls; Corcentric’s failure to offer high-quality customer support; Corcentric’s ability to maintain its revenues and margins while offering discounts for its private commerce network buyers and suppliers; Corcentric’s failure to maintain and enhance awareness of its brand; Corcentric’s failure to maintain contracts with private commerce network solutions buyers and suppliers; increased costs associated with being a public company; the unpredictable sales cycles of Corcentric’s end markets; risks associated with Corcentric’s brokerage activities as sellers of capital equipment; cybersecurity incidents; ability to prevent fraudulent activities by Corcentric’s customers, employees, or other third parties; potential interruptions or delays in third-party services; protection of proprietary rights; intellectual property infringement, data protection, and other losses; compliance with federal, state, and local laws as well as statutory and regulatory requirements; risks of implementing controls and procedures required for public companies following the transaction; and the ability of Corcentric or the combined company to issue equity or equity-linked securities with the proposed transaction or in the future; and those factors discussed in North Mountain’s Form 10-K  for the year ended December 31, 2021, under Risk Factors in Part I, Item 1A and other documents of North Mountain filed, or to be filed, with the Securities and Exchange Commission (the “SEC”).

If any of these risks materialize or if assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that North Mountain or Corcentric presently do not know or that North Mountain or Corcentric currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide North Mountain’s and Corcentric’s expectations, plans, or forecasts of future events and views as of the date of this communication. North Mountain and Corcentric anticipate that subsequent events and developments will cause their assessments to change. However, while North Mountain or Corcentric may elect to update these forward-looking statements at some point in the future, North Mountain and Corcentric specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing North Mountain’s or Corcentric’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Additional Information and Where to Find It
In connection with the contemplated Transaction, North Mountain has filed a preliminary registration statement on Form S-4 (the “Registration Statement”), which included a proxy statement/prospectus, with the SEC. A definitive proxy statement/final prospectus will also be sent to the stockholders of North Mountain, seeking any required stockholder approval. This communication is not a substitute for the definitive proxy statement/final prospectus, or any other document that North Mountain will send to its stockholders. Before making any voting or investment decision, investors and security holders of North Mountain are urged to carefully read the entire Registration Statement and proxy statement/prospectus, and any other relevant documents filed with the SEC as well as any amendments or supplements to these documents because they will contain important information about Corcentric, North Mountain and the proposed Transaction.  Stockholders will also be able to obtain copies of such documents, without charge, at the SEC’s website located at www.sec.gov. In addition, the documents filed by North Mountain may be obtained free of charge from North Mountain at www.nmmergercorp.com. Alternatively, these documents can be obtained free of charge from North Mountain upon written request to North Mountain Merger Corp., 767 Fifth Avenue, 9th Floor, New York, NY, 10153, ATTN: Secretary, or by calling (646) 446-2700. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation
North Mountain, North Mountain’s sponsor, Corcentric and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of North Mountain, in connection with the proposed Transaction. Information regarding North Mountain’s directors and executive officers is contained in North Mountain’s Annual Report on Form 10-K for the year ended December 31, 2021, which is filed with the SEC. Additional information regarding the interests of those participants, the directors and executive officers of Corcentric and other persons who may be deemed participants in the Transaction may be obtained by reading the Registration Statement and the proxy statement/prospectus and other relevant documents filed with the SEC. Free copies of these documents may be obtained as described above.

No Offer or Solicitation
This press release is for informational purposes only and shall not constitute a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed Transaction. This press release shall also not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale, issuance, or transfer of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Investor Contact for Corcentric:
Ankit Hira or Ed Yuen
Solebury Trout for Corcentric
ir@corcentric.com
(800) 846-6166

Media Contact for Corcentric:
Stacy Bronstein
Director of Communications
sbronstein@corcentric.com

Contact for North Mountain Merger Corp.
Charles B. Bernicker
(646) 446-2700